SOUTH BOW USA INFRASTRUCTURE HOLDINGS LLC

707 5 Street SW, Suite 900

Calgary, Alberta, Canada

T2P 1V8

Telephone: (855) 699-8437

July 1, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	South Bow Corporation, South Bow Canadian Infrastructure Holdings Ltd., South Bow Infrastructure Holdings Ltd. and South Bow USA Infrastructure Holdings LLC
Registration Statement on Form F-10 and Form S-4
Filed June 18, 2025
Form F-10 Registration File Nos. 333-288162, 333-288162-01 and 333-288162-02 and Form S-4 Registration File No. 333-288163

Dear Sir/Madam:

Pursuant to Rule 467(b) and Rule 461 under the Securities Act of 1933, as amended, (i) South Bow Corporation, South Bow Canadian Infrastructure Holdings Ltd. and South Bow Infrastructure Holdings Ltd. respectfully request effectiveness of the above-captioned Registration Statement on Form F-10 at 4:00 p.m., Eastern Time, on July 3, 2025 or as soon thereafter as practicable and (ii) South Bow USA Infrastructure Holdings LLC (together with South Bow Corporation, South Bow Canadian Infrastructure Holdings Ltd. and South Bow Infrastructure Holdings Ltd., the “Registrants”) hereby respectfully requests effectiveness of the above-captioned Registration Statement on Form S-4 at 4:00 p.m., Eastern Time, on July 3, 2025 or as soon thereafter as practicable.

The Registrants request to be notified of such effectiveness by a telephone call to Andrew J. Ericksen of White & Case LLP at (713) 496-9688.

Very truly yours,
SOUTH BOW CORPORATION

/s/ Kate Fischer
Name:	Kate Fischer
Title:	Associate General Counsel and Corporate Secretary

SOUTH BOW CANADIAN INFRASTRUCTURE HOLDINGS LTD.

/s/ Kate Fischer
Name:	Kate Fischer
Title:	Corporate Secretary

SOUTH BOW INFRASTRUCTURE HOLDINGS LTD.

/s/ Kate Fischer
Name:	Kate Fischer
Title:	Corporate Secretary

SOUTH BOW USA INFRASTRUCTURE HOLDINGS LLC

/s/ Kate Fischer
Name:	Kate Fischer
Title:	Corporate Secretary